UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Ditech Networks, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

25500T108

(CUSIP Number)

Todd DuChene

Executive Vice President and General Counsel

Nuance Communications, Inc.

1 Wayside Road

Burlington, MA 01803

(781) 565-5000

Copies to:

Robert Sanchez

Daniel Peale

Wilson Sonsini Goodrich & Rosati, P.C.

1700 K Street NW

Washington, DC 20006

(202) 973-8800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25500T108	13D

(1)	NAMES OF REPORTING PERSONS Nuance Communications, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) Not applicable
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 3,691,608 shares[1]
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,691,608 shares[1]
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.25%[2]
(14)	TYPE OF REPORTING PERSON (see instructions) CO

[1]

The number of shares beneficially owned includes (i) the 2,720,342 shares issued and outstanding held by Stockholders plus (ii) the options to purchase 971,266 shares held by Stockholders that are exercisable within 60 days of the date of the Merger Agreement.

[2]

The total number of shares used for this calculation is (i) the 26,894,963 shares issued and outstanding as August 31, 2012 plus (ii) the options to purchase 971,266 shares held by Stockholders that are exercisable within 60 days of the date of the Merger Agreement.

CUSIP No. 25500T108	13D

(1)	NAMES OF REPORTING PERSONS Diamond Acquisition Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) Not applicable
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 3,691,608 shares[1]
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,691,608 shares[1]
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.25%[2]
(14)	TYPE OF REPORTING PERSON (see instructions) CO

[1]

The number of shares beneficially owned includes (i) the 2,720,342 shares issued and outstanding held by Stockholders plus (ii) the options to purchase 971,266 shares held by Stockholders that are exercisable within 60 days of the date of the Merger Agreement.

[2]

The total number of shares used for this calculation is (i) the 26,894,963 shares issued and outstanding as August 31, 2012 plus (ii) the options to purchase 971,266 shares held by Stockholders that are exercisable within 60 days of the date of the Merger Agreement.

Introduction

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 per share (the “Shares”), of Ditech Networks, Inc., a Delaware corporation (“Ditech”). The principal executive office of Ditech is located at 3099 North First Street, San Jose, CA 95134.

Item 2. Identity and Background.

(a)-(c), (f) This Schedule is jointly being filed by Nuance Communications, Inc., a Delaware corporation (“Nuance”) and Diamond Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Nuance (“Merger Sub”). The principal executive office of each of Nuance and Merger Sub is located at 1 Wayside Road, Burlington, Massachusetts 01803.

Nuance is a leading provider of voice and language solutions for businesses and consumers around the world. Nuance’s technologies, applications and services make the user experience more compelling by transforming the way people interact with devices and systems. Nuance’s solutions are used every day by millions of people and thousands of businesses for tasks and services such as requesting information from a phone-based self-service solution, dictating medical records, searching the mobile Web by voice, entering a destination into a navigation system, or working with PDF documents. Nuance’s solutions help make these interactions, tasks and experiences more productive, compelling and efficient.

Merger Sub is a wholly owned subsidiary of Nuance. To date, Merger Sub has engaged in no activities other than those incident to its formation and the execution and delivery of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger (each as defined in Item 4).

Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Nuance and Merger Sub (collectively, the “Schedule A Persons”), in each case as of the date hereof.

(d) and (e) During the last five years, neither Nuance nor Merger Sub, nor, to the knowledge of Nuance or Merger Sub, any of the Schedule A Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 17, 2012, Nuance and Merger Sub entered into Voting Agreements (as defined in Item 4) with certain Stockholders (as defined in Item 4) as a condition and inducement to Nuance and Merger Sub entering into the Merger Agreement (as defined in Item 4). As described in response to Item 4 below, the Subject Shares (as defined in Item 4) to which this Schedule relates have not been acquired by Nuance or Merger Sub as of the date of this filing, and thus no funds were used for this purpose.

For more detailed descriptions of the Merger Agreement and the Voting Agreements, see Item 4 below, which descriptions are incorporated by reference herein in response to this Item 3.

Item 4. Purpose of Transaction.

On September 17, 2012, Merger Sub, Nuance and Ditech entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, following the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, (i) Merger Sub will be merged into Ditech (the “Merger”), with Ditech surviving the merger as a wholly owned subsidiary of Nuance, (ii) each issued and outstanding Share (other than Shares owned by Nuance, Merger Sub or Ditech, or direct or indirect wholly owned subsidiaries of Nuance, Merger Sub or Ditech, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger) will be converted into the right to receive in cash an amount per share equal to $1.45 and (iii) each share of common stock, par value $0.001 per share, of Merger Sub that is issued and outstanding immediately prior to the Merger will be converted into one share of common stock, par value $0.001 per share, of the surviving corporation. The Merger is subject to the satisfaction or waiver of certain conditions, as set forth in the Merger Agreement.

At the effective time of the Merger, the certificate of incorporation and bylaws of Merger Sub will become the certificate of incorporation and bylaws of Ditech and the directors and officers of the surviving corporation will be the directors and officers of Merger Sub. The Merger Agreement is incorporated herein by reference to Exhibit 4.1.

The purpose of the Merger is to acquire control of, and the entire equity interest in, Ditech. Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Nuance and Merger Sub to enter into the Merger Agreement, all directors and executive officers of Ditech and Lamassu Holdings, L.L.C. (the “Stockholders”), in their capacity as stockholders of Ditech, entered into a Voting Agreement (the “Voting Agreements”) with Nuance and Merger Sub, the form of which is incorporated herein by reference to Exhibit 4.2. Pursuant to the Voting Agreements and as more fully described therein, each Stockholder, among other things, agreed to (i) vote all of such Stockholder’s Shares held by them on the date of the Voting Agreements or acquired after that date (the “Subject Shares”) (a) in favor of the adoption of the Merger Agreement, (b) against any proposal made in opposition to or in competition with the completion of the Merger or the other transactions contemplated by the Merger Agreement, and (c) against certain actions, transactions or proposals that are intended or could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger. In addition, the Stockholders granted specified representatives of Nuance an irrevocable proxy to vote and exercise voting and related rights with respect to the Subject Shares. The Voting Agreements also restrict the transfer of the Stockholders’ Subject Shares. The covenants and agreements to vote the Stockholders’ Subject Shares pursuant to the Voting Agreements will terminate upon the earlier of (i) the Effective Time (as defined in the Merger Agreement), or (ii) the termination of the Merger Agreement.

Neither Nuance nor Merger Sub paid any additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements. The purpose of the Voting Agreements is to increase the likelihood that the Merger will be consummated.

The foregoing summary description of the Merger Agreement and Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the terms of the Merger Agreement and Voting Agreements.

Other than as described in this Item 4, neither Nuance nor Merger Sub currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, neither Nuance nor Merger Sub owns any Shares. However, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the Voting Agreements, Nuance and Merger Sub may be deemed to share with each Stockholder the power to vote or to direct the voting of the Shares of such Stockholder covered by the respective Voting Agreements solely with respect to those matters described in such Voting Agreement.

The Stockholders collectively own 2,720,342 Shares and options to acquire 971,266 Shares that are exercisable within 60 days of the date of the Merger Agreement. Accordingly, Nuance and Merger Sub may be deemed to be the beneficial owners of an aggregate of 3,691,608 Shares, which would represent 13.25% of the issued and outstanding Shares were the options fully exercised (based on the 26,894,963 Shares issued and outstanding as August 31, 2012). There is no obligation to vote any of the Shares underlying the 971,266 options to purchase Shares unless the Stockholder exercises such stock options. Excluding these stock options, Nuance and Merger Sub may be deemed to beneficially own an aggregate of 2,720,342 Shares, or 10.11% of the Shares.

Except as described in Item 4 of this Schedule and in the Voting Agreements, neither Nuance nor Merger Sub is entitled to any rights as a stockholder of Ditech. Nuance and Merger Sub each disclaims beneficial ownership of the Shares covered by the Voting Agreements and nothing herein shall be construed as an admission that Nuance or Merger Sub is the beneficial owner of such Shares.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by Nuance, Merger Sub or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

Other than the Shares that may be deemed to be beneficially owned by Nuance and Merger Sub by virtue of the Voting Agreements, Nuance and Merger Sub do not beneficially own any Shares. To the knowledge of Nuance and Merger Sub, none of the Schedule A Persons beneficially owns any Shares.

For more detailed descriptions of the Merger Agreement and the Voting Agreements, see Item 4 above, which descriptions are incorporated by reference herein in response to this Item 5.

(c) Other than as described in this Schedule, neither Nuance nor Merger Sub, nor, to their knowledge, any Schedule A Person, has effected any transaction in Shares during the past 60 days.

(d) To the knowledge of Nuance and Merger Sub, no person other than the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference herein, in Items 3, 4 and 5 of this Schedule is incorporated by reference herein. Other than as described in this Schedule and the agreements incorporated by reference herein and set forth as exhibits hereto, neither Nuance nor Merger Sub has, and, to the knowledge of Nuance and Merger Sub, the Schedule A Persons do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of Ditech.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

4.1	Agreement and Plan of Merger, dated as of September 17, 2012, by and among Nuance Communications, Inc., Diamond Acquisition Corporation and Ditech Networks, Inc.

4.2	Form of Voting Agreement, dated as of September 17, 2012, by and between Nuance Communications, Inc., Diamond Acquisition Corporation and each of the directors and executive officers of Ditech Networks, Inc. and Lamassu Holdings, L.L.C., respectively.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2012

NUANCE COMMUNICATIONS, INC.

By:	/s/ Thomas L. Beaudoin
Name: Title:	Thomas L. Beaudoin Executive Vice President and Chief Financial Officer

DIAMOND ACQUISITION CORPORATION

By:	/s/ Thomas L. Beaudoin
Name: Title:	Thomas L. Beaudoin President

EXHIBIT INDEX

Exhibit Number	Description

4.1	Agreement and Plan of Merger, dated as of September 17, 2012, by and among Nuance Communications, Inc., Diamond Acquisition Corporation and Ditech Networks, Inc.

4.2	Form of Voting Agreement, dated as of September 17, 2012, by and between Nuance Communications, Inc., Diamond Acquisition Corporation and each of the directors and executive officers of Ditech Networks, Inc. and Lamassu Holdings, L.L.C., respectively.

SCHEDULE A

NUANCE COMMUNICATIONS, INC.

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below for each director and executive officer of Nuance, as of September 17, 2012. The business address of each director and officer is in care of Nuance Communications, Inc., 1 Wayside Road, Burlington, MA 01803. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Nuance. All directors and executive officers listed below are citizens of the United States.

Directors	Principal Employment or Occupation

Paul A. Ricci*	Mr. Ricci has served as Nuance’s Chairman since March 6, 1999 and Nuance’s Chief Executive Officer since August 21, 2000.

Robert J. Frankenberg	Mr. Frankenburg has served as a director since March 13, 2000. Mr. Frankenberg is owner of NetVentures, a management consulting firm.

Patrick T. Hackett	Mr. Hackett has served as a director since January 30, 2009. Mr. Hackett is a Managing Director and co-head of the Technology, Media and Telecommunications group at Warburg Pincus LLC, located at 450 Lexington Avenue New York, New York 10017.

William H. Janeway	Mr. Janeway has served as a director since April 2004. Mr. Janeway is a Senior Advisor at Warburg Pincus LLC, located at 450 Lexington Avenue New York, New York 10017.

Mark R. Laret	Mr. Laret has served as a director since June 3, 2010. Since April 2000, Mr. Laret has served as CEO of the University of California San Francisco Medical Center, located at 505 Parnassus Avenue San Francisco, 94122.

Katharine A. Martin	Ms. Martin has served as a director since December 17, 1999. Since September 1999, Ms. Martin has served as a Member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, CA 94304.

Mark B. Myers	Dr. Myers has served as a director since March 6, 1999

Philip J. Quigley	Mr. Quigley has served as a director since September 2005.

Robert G. Teresi	Mr. Teresi has served as a director since March 13, 2000.

Executive Officers:	Principal Employment or Occupation

Thomas L. Beaudoin	Mr. Beaudoin currently serves as Nuance’s Executive Vice President and Chief Financial Officer.

Bruce Bowden	Mr. Bowden currently serves as Nuance’s Executive Vice President, Corporate Strategy & Development.

Steven G. Chambers	Mr. Chambers currently serves as Nuance’s President, Sales and Marketing.

Janet M. Dillione	Ms. Dillione currently serves as Nuance’s Executive Vice President & General Manager of the Healthcare Division.

William Nelson	Mr. Nelson currently serves as Nuance’s Executive Vice President of Worldwide Sales.

*Serves as both an executive officer and director of Nuance.

DIAMOND ACQUISITION CORPORATION

The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below for each director and executive officer of Merger Sub, as of September 17, 2012. The business address of each director and officer is in care of Nuance Communications, Inc., 1 Wayside Road, Burlington, MA 01803. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Nuance. All directors and executive officers listed below are citizens of the United States.

Directors and Executive Officers	Principal Employment or Occupation

Thomas L. Beaudoin*	Mr. Beaudoin is Nuance’s Executive Vice President and Chief Financial Officer.

Todd DuChene**	Mr. DuChene is Nuance’s Executive Vice President and General Counsel.

*Serves as both an executive officer and director of Diamond Acquisition Corporation.

**Serves as a director of Diamond Acquisition Corporation.